EXHIBIT 16.1

August 27, 2009

Securities and Exchange Commission

450 5th Street, NW

Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on August 27, 2009 to be filed by our former client, Universal Capital Management, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

However, we are not in a position to agree or disagree with Universal Capital Management, Inc.’s statement that the change was recommended by the Audit Committee and approved by the Board of Directors.

We are not in a position to agree or disagree with the statements made by Universal Capital Management, Inc. in the sixth and seventh paragraphs.

Very truly yours,

/s/ Morison Cogen LLP

Morison Cogen LLP

Bala Cynwyd, Pennsylvania